Copa Airlines
Business Park, Torre Norte
Urbanización Costa del Este
Apartado 0816-06819
Panamá, Rep. de Panamá
Tel.: (507) 304-2672
Fax: (507) 304-2696
www.copaair.com
December 11, 2006
VIA EDGAR
Pradip Bhaumik
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
          Re: Copa Holdings, S.A. (File Nos. 333-135031 / 001-32696)
Ladies and Gentlemen:
          As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Copa Holdings, S.A. (the “Company”) acknowledges that, with respect to filings made by the Company:
          1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
          2. the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and
          3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, COPA HOLDINGS, S.A.
By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	Chief Financial Officer

cc:	Max A. Webb, Securities and Exchange Commission Cecilia D. Blye, Securities and Exchange Commission David L. Williams, Simpson Thacher & Bartlett LLP